JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

SUPPL

Group Secretariat

20th April 2006

Securities & Exchange Commission
Office of International Corpo[redacted]
Division of Corporate Financ
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06012985

RECEIVED
2006 MAY -2 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions in JMH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Disposed	Price Per Share
Henry Keswick	Disposal of ordinary shares	19/04/2006	70,000	US$18.0855
		20/04/2006	30,000	US$18.0938

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary